FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref: [redacted]

Our Ref: S/5411/89 LTO/sl

08005454

9th October, 2008

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

SUPPL

RECEIVED
2008 OCT 20 P 2:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
OCT 22 2008
THOMSON REUTERS

LO Tai On
Director

Enc.
c.c. the Company

File No. 82-3594

Annex A to Letter to the SEC
dated 9th October, 2008 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Notification of Repurchases of Company's Shares

   Date : 23rd September, 2008
   24th September, 2008

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement.

2. Title : Notification of movement of securities in Hong Kong

   Date : 30th September, 2008

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

24 Sep 2008

Dear Sir,

Name of Company: STARLIGHT INTERNATIONAL HOLDINGS LIMITED (Stock Code:485)
(Incorporated in Bermuda with Limited Liability)

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
24 Sep 2008	232,500	On the Exchange	0.33	0.315	75,587.50
Total	232,500				75,587.50

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,097,500

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{790,378,828}\right)$$

0.1389%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 31 July 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Signed ______________________

Name: LAU Sak Hong, Philip

Director

for and on behalf of

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with Limited Liability)

RECEIVED
2008 OCT 20 P 2:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

23 Sep 2008

Dear Sir,

Name of Company: STARLIGHT INTERNATIONAL HOLDINGS LIMITED (Stock Code:485)
(Incorporated in Bermuda with Limited Liability)

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
23 Sep 2008	865,000	On the Exchange	0.325	0.315	275,900
Total	865,000				275,900

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 865,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{790,378,828} \right)$$

0.1094%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 31 July 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Signed ______________________

Name: LAU Sak Hong, Philip

Director

for and on behalf of

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with Limited Liability)

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 30th September, 2008

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter Lee Yip Wah Tel No.: 28271778
(Name of Responsible Official)

Date: 3rd October, 2008

(A) **Information of Types of Listed Equity Securities:**
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: ______
4.	Warrants	:			please specify: ______

(B) **Movement in Authorised Share Capital:**

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) **Movement in Issued Share Capital:**

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	790,378,828	Nil	Nil
Increase/(Decrease) during the month	(2,245,000)	Nil	Nil
Balance at close of the month:	788,133,828	Nil	Nil

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme adopted on 12th September, 2002						
Exercise price: HK$0.86	3,000,000	Nil	Nil	Nil	3,000,000	
Exercise price: HK$0.814	500,000	Nil	Nil	Nil	500,000	
Exercise price: HK$0.89	12,000,000	Nil	Nil	Nil	12,000,000	
Exercise price: HK$1.45	2,000,000	Nil	Nil	Nil	2,000,000	
Exercise price: HK$1.66	220,000	Nil	Nil	Nil	220,000	
Exercise price: HK$1.72	40,000	Nil	Nil	Nil	40,000	
Exercise price: HK$1.93	3,000,000	Nil	Nil	Nil	3,000,000	
2. Employee share option scheme adopted on 15th January, 2008						
Exercise price: HK$1.042	150,000	Nil	Nil	Nil	150,000	
Exercise price: HK$0.96	346,000	Nil	Nil	Nil	346,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ Subscription price HK$ _____ 2. ________ Subscription price HK$ _____						

CONVERTIBLES* Class	Units	Converted (Units)	Units	
Convertibles Notes Convertible price: HK$ ________	N/A	N/A	N/A	
OTHER ISSUES OF SHARES*				
Rights Issue	Price:	Issue and allotment Date:		
Placing	Price:	Issue and allotment Date:		
Bonus Issue		Issue and allotment Date:		
Scrip Dividend		Issue and allotment Date:		
Repurchase of share		Cancellation Date: Sept 23, 24 & 29, 2008 (as per board meeting passed)		(2,245,000)
Redemption of share		Redemption Date:		
Consideration issue	Price:	Issue and allotment Date:		
Others (Please specify)	Price:	Issue and allotment Date:		
		Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:		(2,245,000) ===========

Remarks:

Authorised Signatory:

Name: Peter Lee Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

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